Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the registration statement on Amendment No. 1 to Form S-4 (No. 333-187122) of Cole Credit Property Trust II, Inc. of our report dated August 28, 2012, with respect to the consolidated balance sheets of Specialty Retail Shops Holding Corp. (the Company) as of January 28, 2012 and January 29, 2011 and the related consolidated statements of operations and comprehensive income, shareholder’s equity, and cash flows for each of the years in the three-year period ended January 28, 2012, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the retroactive restatement of the consolidated financial statements for all periods presented to give effect to the common control merger between the Company and Pamida in 2012.

/s/ KPMG LLP

Chicago, IL

March 27, 2013